

May 29, 2015

Via Email
Bruce Busmire
Chief Financial Officer
Energy XXI Ltd
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re:** **Energy XXI Ltd**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2015**
> **Filed May 8, 2015**
> **Response Dated May 8, 2015**
> **Form 8-K Filed May 7, 2015**
> **File No. 001-33628**

Dear Mr. Busmire:

We have reviewed your May 8, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2015 letter.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Outlook, page 51

1.   We understand from your response to prior comment 5 and the disclosure included in your quarterly report for the nine months ended March 31, 2015 that your reserve estimates as of March 31, 2015 reflect reductions in your capital expenditure budget and a development schedule that is now more evenly weighted over five years when compared to your June 30, 2014 reserve report. In light of the new procedures for review

and monitor of the PUD drilling schedule you intend to implement, as described in your response to prior comment 1, please explain to us how the impact of changing the development schedule assumed for the June 30, 2014 reserve report and the factors that caused this change (i.e., well economics, the five year rule for PUD development, etc) along with the reduction to your capital expenditure budget and potential liquidity constraints over the term of your development schedule will be considered to ensure reported PUD volumes are limited to those quantities that are reasonable certain to be developed within five years of initial booking. See the definitions at Rules 4-10(a)(22) and 4-10(a)(31) of Regulation S-X, as well as Question 131.04 of the Compliance and Disclosure Interpretations for Oil and Gas Rules.

2.   Please revise your disclosure to provide additional explanation regarding the statement that your development schedule is now more evenly weighted over five years. Specifically, please indicate whether this change to your development schedule represents a deferral of previously adopted drilling plans and explain whether the percentage of your PUDs scheduled to be drilled will be consistent over each of the remaining years in which development is currently scheduled.

Known Trends and Uncertainties, page 54

3.   Your disclosure on page 52 states that if the current low commodity price environment or downward trend in oil prices continues, there is a "reasonable likelihood" that you could incur further impairment to your full cost pool in fiscal 2015 and 2016. Considering the manner in which the full cost ceiling test limitation is calculated, we expect that you have an adequate basis to quantify reasonably possible near-term impacts of ceiling test impairments. Revise your disclosure to quantify the extent to which the impact of current prices will be reflected in your accounting and reporting based on your reasonable expectation of future impairment, especially in the near term. In this regard, we believe that reasonably likely effects of the prevailing changes in market prices quantified pursuant to Item 303 of Regulation S-K can be distinguished from an outlook or forecast of future results which may entail a broader range of uncertainties. See Section III.B of SEC Release 33-6835.

Form 8-K Filed May 7, 2015

Exhibit 99.1

4.   We note your presentation of EBITDA on page 8 includes adjustments for goodwill impairment and impairment of oil and natural gas properties. Measures referred to as EBITDA should not exclude items other than interest, taxes, depreciation and amortization. Revise your presentation accordingly. Refer to Question 103.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

5.   We note your presentation of Adjusted EBITDA excludes non-recurring items. Tell us how you were able to determine that these adjustments are non-recurring as they appear to have occurred in each of the periods presented. Alternatively, revise your disclosure to re-characterize your description of these adjustments. Refer to Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief